Exhibit 99.3

AMENDMENT NO. 1 TO THE
SIXTH AMENDED AND RESTATED RADIOSHACK 401(K) PLAN

WHEREAS, RADIOSHACK CORPORATION, a Delaware corporation (the “Company”), is the sponsor of the Sixth Amended and Restated RadioShack 401(k) Plan (the “Plan”); and

WHEREAS, the Plan provides, at Section 8.1, that the Company retains the right to amend the Plan from time to time; and

WHEREAS, the Company wishes to amend the Plan to ensure compliance with the legal requirements for qualification in Puerto Rico.

NOW THEREFORE, the Plan is hereby amended as follows:

FIRST: Effective November 1, 2009, Section 1.12 of the Plan is hereby amended to reads as follows:
1.12 Eligible Employee. “Eligible Employee” shall mean any Employee except the following individuals:  (a) any Employee who is included in a unit of employees covered by an agreement that the Secretary of Labor finds to be a collective bargaining agreement between employee representatives (within the meaning of Section 7701(a)(46) of the Code) and one or more Employers if retirement benefits were the subject of good faith bargaining between such parties, unless the collective bargaining agreement expressly provided for the inclusion of such employees as Eligible Employees under this Plan, (b) a nonresident alien who receives no earned income within the meaning of Section 911(d)(2) of the Code, (c) any Employee who is a Leased Employee, (d) any person who (i) is a bona-fide resident of Puerto Rico or (ii) performs labor or services primarily within the Puerto Rico, regardless of residence for other purposes, (e) any person who is not a United States citizen and who is employed outside the United States, or (f) any person who (i) is a nonresident alien and (ii) receives no earned income (within the meaning of Section 911(d)(2) of the Code) from an Employer which constitutes income from sources within the United States (within the meaning of Section 861(a)(3) of the Code).

SECOND: Supplement A to the Plan is added in the form attached hereto.

IN WITNESS WHEREOF, the Company has executed this Amendment at Fort Worth, Texas, as of the date first set forth above.

ATTEST:                           RADIOSHACK CORPORATION

By: /s/ Judy Stewart	By: /s/ Jana Freundlich

Name: Judy Stewart	Name: Jana Freundlich

Title: Mgr, Compensation	Title: Vice President – Human Resources

SUPPLEMENT A

TO THE
RADIOSHACK 401(K) PLAN

COMPLIANCE WITH PUERTO RICO LAW

Notwithstanding anything in the Plan to the contrary, the provisions of this Supplement A will apply solely with respect to all Participants who are residents of Puerto Rico.  The Plan, as applied to residents of Puerto Rico, is intended to be a qualified plan under PR Code Sections 1165(a) and (e) and is to be interpreted and administered in a manner consistent with that intent. The Plan will at all times be maintained and administered in accordance with any applicable laws and regulations of Puerto Rico in connection with contributions made by or on behalf of, or benefits paid to, Participants who are residents of Puerto Rico, unless contrary to the applicable provisions of the Code or ERISA.  The provisions of this Supplement A are effective July 1, 2008. Notwithstanding the foregoing, solely for Puerto Rico qualification purposes, the provisions of this Supplement A are effective February 21, 2002, May 1, 2004, and July 1, 2006, for the Plan as then amended and restated.

Section 1.    Definitions.  Unless otherwise indicated and unless the context clearly indicates otherwise, terms defined in the Plan will also apply to terms used in this Supplement A.  In addition, and unless the context clearly indicates otherwise, the following terms will have the following meanings for purposes of this Supplement A:

(a)
Average PR ADP means for a specific group of PR Eligible Employees for a Plan Year, the average of the PR ADP (calculated separately for each Participant in such group).  The Average PR ADP of the PR Eligible Employees will be rounded to the nearest one-hundredth of 1%.

(b)
PR ADP means the ratio of (i) the sum of Deferred Salary Contributions actually paid over to the Trust on behalf of each PR Participant for the Plan Year to (ii) the PR Participant’s PR Compensation for the portion of such Plan Year in which the PR Participant was a PR Eligible Employee.  For these purposes, a PR Eligible Employee who would be a PR Participant but for the failure to make Deferred Salary Contributions will be treated as a PR Participant on whose behalf zero Deferred Salary Contributions are made.

(c)
PR Code means the Puerto Rico Internal Revenue Code of 1994, as amended, or any other act that may supersede it.  Where the context so requires, a reference to a particular section of the PR Code also refers to its counterpart in any successor act.

(d)
PR Compensation means, solely for Puerto Rico income tax purposes, base pay, bonuses, and commissions paid in cash, and subject to Puerto Rico income tax withholding. PR Compensation specifically does not include any Company contributions made under the RadioShack Stock Plan and/or the RadioShack Employees Supplemental Stock Program which are used to purchase stock for a Participant and are subject to Puerto Rico income tax withholding.  Compensation specifically does not include (either at the time of deferral or at the time of distribution) (a) any compensation deferred under the RadioShack Corporation Executive Deferred Compensation Plan, the RadioShack Corporation Executive Deferred Stock Plan, or any nonqualified agreements between the Company or any PR Eligible Employee which provides for the deferral of compensation (collectively, the “Deferred Compensation Plans”) and (b) any Company contributions made under the Deferred Compensation Plans. PR Compensation shall not include any compensation an individual earns prior to becoming a Participant in the Plan.

(e)
PR Eligible Employee means an Eligible Employee who is: (i) a bona-fide resident of Puerto Rico, or (ii) a person who performs labor or services primarily within the Puerto Rico, regardless of residence for other purposes.

(f)
PR Highly Compensated Employee means, with respect to a Plan Year, any PR Eligible Employee who, determined on the basis of PR Compensation for such Plan Year, has PR Compensation greater than 2/3 of all other PR Eligible Employees.

(g)	PR Non-Highly Compensated Employees means those PR Eligible Employees who are not PR Highly Compensated Employees.

(h)
PR Participant means a Participant in the Plan who is: (i) a bona-fide resident of Puerto Rico, or (ii) a person who performs labor or services primarily within the Puerto Rico, regardless of residence for other purposes.

Section 2.  Deferred Salary Contributions.  A PR Participant’s Deferred Salary Contributions under Section 4.1(a) of the Plan may not exceed the limitation provided under PR Code Section 1165(e)(7)(A) or any other section of the PR Code.  Deferred Salary Contributions by a PR Participant who also makes contributions to an individual retirement account described in PR Code Section 1169 will be further limited to the lesser of the difference between the PR Participant’s contribution to the individual retirement account and the applicable dollar limitation provided under PR Code Section 1165(e)(7)(A) or any other section of the PR Code.

Section 3.  Limitations on Contributions Following a Withdrawal.  Notwithstanding anything in the Plan or this Supplement A to the contrary, a PR Participant who makes a withdrawal on account of a financial hardship under Section 6 may not make Deferred Salary Contributions to the Plan (or under any other plan maintained by a Participating Company) for a period of 12 months following the date of the hardship withdrawal.  Also, in the calendar year following the date of the hardship withdrawal, the PR Participant may not make Deferred Salary Contributions which, when added to his Deferred Salary Contributions during the calendar year of the withdrawal, exceed the dollar limitation specified in Section 2.

Section 4.  Catch-Up Contributions.  Any PR Participant eligible for the increased limitations applicable to Deferred Salary Contributions provided in PR Code Section 1165(e)(7)(C) shall be limited to the maximum to Deferred Salary Contributions allowed pursuant to PR Code Section 1165(e)(7)(C).

Section 5.  Actual Deferral Percentage Test.  Regardless of whether PR Participants are subject to the ADP and ACP tests of Section 4.6(b), PR Participants shall be subject to the test described in this Section.

(a)
As of the last day of each Plan Year, the Average PR ADP of PR Highly Compensated Employees (the “HCE-ADP”) may not exceed the Average PR ADPs of the PR Non-Highly Compensated Employees (the “NHCE-ADP”) by more than the amount specified in the following table:

If NHCE-ADP is:	HCE-ADP may not exceed:

less than 2%	two times NHCE-ADP

2% but less than 8%	two percentage points more than NHCE-ADP

8% or higher	1.25 times NHCE-ADP

The determination and treatment of Participants’ PR ADPs will be subject to the requirements of any applicable regulations under the PR Code.

(b)
The PR ADP for a Participant who is a PR Highly Compensated Employee for the Plan Year and who is eligible to make Deferred Salary Contributions allocated to his accounts under two or more arrangements described in PR Code Section 1165(e) that are maintained by a Participating Company, shall be determined as if such Deferred Salary Contributions were made under a single arrangement.  If a PR Highly Compensated Employee participates in two or more cash or deferred arrangements that have different Plan Years, all cash or deferred arrangements ending, with or within the same calendar year shall be treated as a single arrangement.

(c)
In the event that the Plan satisfies the requirements of PR Code Section 1165(e), 1165(a)(3) or 1165(a)(4) only if aggregated with one or more other plans, or if one or more other plans satisfy the requirements of such sections of the PR Code only if aggregated with the Plan, then this Section will be applied by determining the PR ADP of PR Eligible Employees as if all such plans were a single plan.

(d)	For purposes of determining the PR ADP test, Deferred Salary Contributions must be made before the last day of the 12 month period immediately following the Plan Year to which contributions relate.

(e)	The Company will maintain records sufficient to demonstrate satisfaction of the PR ADP test.

Section 6.  Withdrawals on Account of Financial Hardship.  The provisions of section 6.6.B of the Plan will not apply to PR Participants.  Upon reasonable prior written notice to the Plan Administrator, a PR Participant may make withdrawals from his Deferred Salary Contributions Account.  The maximum withdrawal from the PR Participant’s Deferred Salary Contributions Account is the lesser of (i) the amount of his Deferred Salary Contributions, including earnings or investment gains (unless provided otherwise by the PR Code or regulations thereunder), or (ii) the amount needed to alleviate his financial hardship.  A withdrawal under this Section will be on account of financial hardship only if the PR Participant has an immediate and heavy financial need and the withdrawal is necessary to meet such need.

(a)	A withdrawal will be deemed to be on account of an immediate and heavy financial need if it is occasioned by:

(1)	a deductible medical expense (within the meaning of Section 1023(aa)(2)(P) of the PR Code) incurred by the PR Participant or his spouse, children or dependent;

(2)	purchase of the PR Participant’s principal residence (not including mortgage payments);

(3)	tuition payments and related educational expenses for the next 12 months of post-secondary education for the PR Participant or his spouse, child or dependent;

(4)	rent or mortgage payments to prevent the PR Participant’s eviction from or the foreclosure of the mortgage on his principal residence; or

(5)	such other event or circumstance as the Puerto Rico Secretary of the Treasury through regulations may permit and the Plan Administrator authorize, to the extent not prohibited by the Code or ERISA.

(b)	A withdrawal will be deemed necessary to satisfy the Participant’s financial needs if either:

(1)
the PR Participant has made all non-financial hardship withdrawals and obtained all nontaxable loans available, if any, under the qualified retirement plans of all Participating Companies; and each such other plan which provides for Deferred Salary Contributions contains restrictions similar to those in Section 3; or

(2)	the PR Participant satisfies such other requirements as may be prescribed by the Puerto Rico Secretary of the Treasury.

(c)
A PR Participant must establish to the Plan Administrator’s satisfaction both that the Participant has an immediate and heavy financial need and that the withdrawal is necessary to meet the need, as provided in this section.

(d)
A PR Participant’s application for a financial hardship withdrawal will be in writing, on such form and containing such information (or other evidence or materials establishing the PR Participant’s financial hardship) as the Plan Administrator may require.  The Plan Administrator’s determination of the existence of and the amount needed to meet a financial hardship will be binding on the PR Participant.

Section 7.      Plan to Plan Transfers and Rollover Provisions.  Notwithstanding any provision of the Plan to the contrary, transfers and rollovers to the Plan by a PR Participant are limited to the amounts transferred or distributed from an employee plan that also qualifies under both PR Code Section 1165(a) and under U.S. Code Section 401(a).

Notwithstanding any provision of the Plan to the contrary, if a PR Participant’s benefit is to be distributed in the form of a direct rollover distribution, such direct rollover distribution may only be made for an amount equal to the total account balance to a Puerto Rico Eligible Retirement Plan that is also qualified under U.S. Code Section 401(a). For purposes of this paragraph, the term “Puerto Rico Eligible Retirement Plan” shall mean a qualified plan and trust as described in PR Code Section 1165(a).

Section 8.      Payment of Contributions. Contributions made by an Employer to the Plan with respect to a PR Participant shall be paid to the Trustee not later than the due date for filing the Employers’ Puerto Rico income tax return for the taxable year in which such payroll period falls, including any extension thereof.

Section 9.      Merger or Consolidation of the Plan.  Solely with respect to the PR Participants, any merger or consolidation of the Plan with, or transfer in whole or in part of the assets and liabilities of the Plan to another trust, will be limited to the extent such other plan and trust are qualified under PR Code Section 1165(a).

Section 10.    Governing Law.  With respect to the PR Participants and any Employer engaged in business in Puerto Rico, the Plan will be governed and construed according to the PR Code, where such law is not in conflict with applicable federal law.